UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65717

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Old Greenwich Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

     ☐ Check here if respondent is also an OTC derivatives dea er

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4920 Key Lime Drive - Suite 204

                                         (No. and Street)

Jacksonville	**FL**	**32256**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David A Quade, CCO	**203-653-3800**	**dave@oldgreemwichllc.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA

                             (Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd.	**Hamilton**	**NJ**	**08691**
(Address)	(City)	(State)	(Zip Code)

12/17/2024	**7259**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Quade, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Old Greenwich Partners, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See attachment

Signature:

Title: Managing Partner/CCO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FL Jurat Notary Certificate

Document Name: United States Securities and Exchange Commission Washington DC 20549 Annual Reports Form X-17-A-5 Part III

STATE OF FLORIDA
COUNTY OF Duval
(County where notarization occurred)

Sworn to (or affirmed) and subscribed by personally appearing before me by physical presence this 7 day of February, 2025, by, David Quade (name of signer(s)).

[signature]
(Signature of notary public)

JADE M. MASSARO
Notary Public, State of Florida
Commission# HH 370821
My comm. expires May 7, 2027

Jade M Massaro
(Name of notary public)

My commission expires: 05/07/2027

Official Seal

Personally known ______ OR
Produced identification ✓ Type of identification produced: Florida Driver License

00-74-0506NSBW 09-2020

PAGE Left
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Old Greenwich Partners, LLC
(SEC I.D. No. 8-65717)

Financial Statements and Supplemental Schedules

As of and for the Year Ended December 31, 2024

and

Report of Independent Registered Public Accounting Firm

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ   08691

Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Old Greenwich Partners, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Old Greenwich Partners, LLC as of December 31, 2024, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Old Greenwich Partners, LLC as of December 31, 2024 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Old Greenwich, LLC's management. My responsibility is to express an opinion on Old Greenwich Partners, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Old Greenwich Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information
The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Old Greenwich Partners, LLC's financial statements.

The supplemental information is the responsibility of Old Greenwich Partners, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Ferrara

This is the first year I have audited Old Greenwich Partners, LLC's.

Ferrara CPA
Hamilton, New Jersey
January 25, 2025

OLD GREENWICH PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2024

ASSETS

Cash	$	6,837
Total Assets	$	6,837

LIABILITIES AND MEMBER EQUITY

Liabilities	$	-

Commitments and Contingencies (Note 6)

<u>Member Equity</u>

Member Capital	47,600
Member Equity (Deficit)	(40,763)
Total Member Equity	6,837
Total Liabilities and Member Equity	$ 6,837

See accompanying notes.

OLD GREENWICH PARTNERS, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2024

OPERATING EXPENSES

Professional fees	$	2,690
General & administrative expense		403
Regulatory & Filing Fees		1,730
Insurance		472
Total Expenses		5,295
Net Loss	$	(5,295)

See accompanying notes.

OLD GREENWICH PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER EQUITY
Year Ended December 31, 2024

	Member Capital			
	Number of Units	Amount	Member Equity (Deficit)	Total Equity
Balance at December 31, 2023		$ 47,600	$ (35,468)	$ 12,132
Net loss			(5,295)	(5,295)
Balance at December 31, 2024		$ 47,600	$ (40,763)	$ 6,837

See accompanying notes.

OLD GREENWICH PARTNERS, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(5,295)
Net cash used in operating activities		(5,295)
Net decrease in cash		(5,295)
Cash at Beginning of Year		12,132
Cash at End of Year	$	6,837
Supplemental Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest		-

See accompanying notes.

OLD GREENWICH PARTNERS, LLC
Notes to Financial Statements
Year Ended December 31, 2024

1. Organization and Nature of Business

Old Greenwich Partners, LLC (the Company) formerly known as Kelbra Securities, LLC was organized in the State of Connecticut on March 5, 2009. The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority - FINRA, and the Securities Investor Protection Corporation (SIPC).

The Company provides compliance consulting and financial advisory services to entities seeking to raise capital. The Company holds no customer funds or securities and does not participate in the underwriting of Securities. Accordingly, the Company claims exemption from requirements of Rule 15c3-3 under Section (k)(2)(i) of the rule.

2. Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c) Cash

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at December 31, 2024.

(d) Accounts Receivable

The Company establishes allowances for uncollectible trade accounts receivable based on management evaluation of collectability of outstanding accounts receivable. There were no accounts receivable at December 31, 2024.

(e) Revenue Recognition

The Company recognizes revenue from consulting fees (if any) in accordance with FASB ASC Topic 606a as services are rendered and the contracts identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2024.

(f) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The Company's tax returns and the amount of income or loss allocated to the member are subject to examination by federal and state taxing authorities. In the event of an examination of the Company's tax return, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ significantly from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the Company and the resulting balances in the member's capital account reported for federal and state income tax purposes may differ from the balances reported for those same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2024. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all years subsequent to 2016.

In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2024.

(g) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(h) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(i) Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through January 25, 2025 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2024.

(j) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

- Level 3 - Inputs are unobservable for the assets or liability.

The availability of observable inputs can vary from security to security and is affected by a Wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 5 Fair Value"

3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1). At December 31, 2024, the Company had net capital of $6,837, and $1,837 was in excess of its required minimum net capital of $5,000. Because the Company had no liabilities at December 31, 2024, the net capital ratio is 0.00.

4. Concentrations and Economic Dependency

The Company maintains its cash balances in a single financial institution which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2024. As of December 31, 2024, there were no cash equivalent balances held in any accounts that were not fully insured.

The Company has been funded by its sole member since inception. The loss of this funding could adversely affect the Company's net capital.

5. Fair Value

Cash and cash equivalents, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

6. Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2024, the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and has not been named as a defendant in any lawsuit at December 31, 2024, or during the year then ended.

7. Related Party Transactions

The Company's principal operating officer and sole member provided significant services, but did not take a management fee as compensation during the year ended December 31, 2024.

8. Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. As of December 31, 2024, the Company has implemented such policies and procedures.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2024

OLD GREENWICH PARTNERS, LLC

COMPUTATION OF NET CAPITAL IN ACCORDANCE WITH RULE 15c 3-1
Year Ended December 31, 2024
Schedule I

NET CAPITAL

Capital contributed	$	47,600
Member equity (deficit)		(40,763)
Total Credits		6,837

Debits

Deposits & Prepaid		0
Total Debits		0
NET CAPITAL	$	6,837

CAPITAL REQUIREMENTS

6 2/3 % of aggregate indebtedness	$	-
Minimum capital requirement		5,000
Net capital in excess of requirements	$	1,837

Ratio of Aggregate Indebtedness to Net Capital	0.0000 to 1

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of December 31, 2024)

Net Capital, as reported in Company's Part II unaudited Focus Report	$	6,837
Net Capital, per above		6,837
Difference	$	-

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of December 31, 2024.

Old Greenwich Partners, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION) and INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS (EXEMPTION) FOR CUSTOMERS UNDER RULE 15c3-3

Schedule II

YEAR ENDED December 31, 2024

The Company is designated by its FINRA membership agreement to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

The Company is also exempt from the provisions of Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for consulting services for clients (no revenues were recorded during the year); and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ   08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Old Greenwich Partners, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Old Greenwich Partners, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to receiving transaction-based compensation for consulting services for clients and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073. In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the year ended December 31, 2024. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3.   Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Joseph Ferrara

Ferrara CPA
Hamilton, New Jersey
January 25, 2025

Old Greenwich Partners, LLC
4920 Key Lime Drive – Suite 204
Jacksonville, FL 32256

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3
For the Year Ended December 31, 2024

Old Greenwich Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 5240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 5240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company is designated by its FINRA membership agreement to operate under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3.

2. The Company is also exempt from the provisions of Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for consulting services; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

3. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) and Footnote 74 of the SEC Release No. 34-70073 throughout the most recent fiscal year without exception.

Old Greenwich Partners, LLC

I, David A Quade, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.
By:

David A. Quade

Title: Managing Partner/CCO